Exhibit 99.1

JIADE LIMITED Announces Pricing of up to $12.0 Million Registered Direct Offering

Chengdu, China, May 4, 2026 (GLOBE NEWSWIRE) -- JIADE LIMITED (Nasdaq: JDZG) (“JIADE” or the “Company”), a provider of one-stop comprehensive education support services for adult education institutions through its subsidiaries in the People’s Republic of China, today announced that the Company has entered into a definitive securities purchase agreement (the “Agreement”) with each of certain purchasers. Pursuant to the Agreement, the Company has agreed to sell up to an aggregate of up to $12.0 million of its Class A ordinary shares in a registered direct offering.

The Class A ordinary shares, par value $0.0025 per share, are being sold at a purchase price of $0.24 per share.

The Company intends to use the net proceeds from the sale of the securities for general corporate purposes, including working capital. The proceeds will not be used for the satisfaction of any portion of the Company's outstanding debt (other than payment of trade payables in the ordinary course of business), the redemption of any shares, the settlement of any outstanding litigation, or in violation of FCPA or OFAC regulations.

The offering is expected to have an initial closing of $3.36 million of its Class A ordinary shares on or about May 5, 2026, and the second closing of $8.64 million of the Company’s Class A ordinary shares on a date to be determined by the Company but no later than June 30, 2026 (the “Second Closing”), subject, in each case, to the satisfaction of customary and other closing conditions. In addition to the customary closing conditions, no Second Closing may occur unless the Company has effectuated a share consolidation and has further amended its Amended and Restated Memorandum and Articles of Association.

The securities described above are being offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-292574), which was initially filed with the U.S. Securities and Exchange Commission (the "SEC") on January 5, 2026 and became effective on January 13, 2026. The offering of the shares will be made only by means of a prospectus and prospectus supplements filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About JIADE LIMITED

JIADE LIMITED (Nasdaq: JDZG) provides one-stop comprehensive education support services for adult education institutions in China. Through its subsidiaries, the Company offers software-driven and service-based solutions centered around the Kebiao Technology Educational Administration Platform (“KB Platform”), which streamlines enrollment, student management, learning progress tracking, grade inquiry, and graduation management. JIADE also provides auxiliary services such as pre-enrollment guidance, exam training, application support, tutoring, and exam administration. The Company served 23,205 students taking the National Unified Examination for College Admissions for Adults, 28,240 students enrolled with the Open University of China, and 16,078 students preparing for the Self-taught Higher Education Examinations, provided safety technology training services for both theoretical instruction and practical training components to 16,298 individuals and online courses services to 88,055 individuals for the year ended December 31, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and assumptions regarding future events. Forward-looking statements can be identified by words such as “expects,” “plans,” “intends,” “believes,” “may,” “would,” “should,” “could,” “will,” “approximates,” “assesses,” “hopes,” “anticipates,” “estimates,” “projects,” and similar expressions. Actual results may differ materially due to various factors. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:
JIADE LIMITED
Investor Relations Department
Email: kebiao@sckbkj.com

Investor Relations Firm
WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 (628) 283-9214